[LETTERHEAD OF RF MONOLITHICS, INC.]

February 15, 2005

Via U.S. Mail and Fax (202-942-9594) and Edgar

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

RE:	RF Monolithics, Inc.
Form 10-K for the fiscal year ended August 31, 2004
Filed November 18, 2004
Form 10-Q for the quarterly period ended November 30, 2004
File No. 0-24414

Dear Mr. Spirgel:

Thank you for your letter of February 1, 2005 concerning our recent filings. We certainly want to fulfill all of our disclosure requirements and welcome your input to make sure that happens.

Your question and our reply to each of your comments is as follows:

Form 10-K for the fiscal year Ended August 31, 2004

Item 6.	Selected Financial Data, page 13

Statements of Operations, page F-4

1. Refer to your presentation of gross profit. If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

The captions “cost of sales” and “gross profit” already do include depreciation and amortization for property and equipment that is directly attributed to the generation of revenue. In our discussion on factors that influence gross margins on page 23, we note that we incur “relatively high fixed manufacturing costs”. Depreciation and amortization costs are a significant amount included in those fixed manufacturing costs. To make this clearer, in future filings we will indicate that fixed manufacturing costs include depreciation and amortization of manufacturing equipment.

Since manufacturing costs include depreciation and amortization, we do not believe a reclassification is required.

Item 7.	Results of Operations, Product Line Sales Trends, page 19

2. We note that average selling prices have declined for various products due to customers reaching negotiated volume price reductions. Please tell us how you account for the negotiated volume price reductions and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Our reference to “customers reaching negotiated volume price reductions” is reflective of our experience in annual price negotiations on supply contracts with RF Monolithics’ customers. Pricing power in our target industries currently rests with our customers and in the recent past, they have been able to drive down average selling price.

As background to our business, we contract with our customers on an annual basis to provide product at pre-determined, fixed prices per unit (with no volume or other discounts—just one price for the term). The contractual arrangement is for a one-year period. In most all cases, volumes are not set in the contract and are dependent on the end markets in which our customers operate. For example, many of our contracts are in the automotive industry with manufacturers/providers of remote keyless entry, tire pressure monitoring and satellite radio products.

We believe our revenue recognition for products shipped under contract is consistent with current accounting standards. We have considered and applied, as applicable, guidance in Staff Accounting Bulletin No. 104 Revenue Recognition and Emerging Issue Task Force (EITF) 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

In future filings we will emphasize the competitive nature of our marketplace which requires us to negotiate price reductions with our customers on an ongoing basis to maintain our market position.

Statements of Cash Flows, page F-6

3. Delete the sub-totals since they are not required under SFAS 95.

We acknowledge that the subtotals for non-cash items and working capital items are not required under SFAS 95. We provided these figures as a convenience for our readers.

We will take them out of future filings.

Form 10-Q for the Quarterly Period Ended November 30, 2004

Condensed Statement of Operations – Unaudited, page 3

4. Please refer to comment 1 above.

Please refer to our comments to item 1 above.

In addition to providing these comments, we acknowledge, as required by your comment letter, that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have addressed your comments and have mentioned several ways in which we intend to improve our future filings. We thank you for your suggestions. Please contact me at (972) 448-3789 with any other questions or comments.

Sincerely,

/s/ Harley E Barnes III
Harley E Barnes III CFO RF Monolithics, Inc.

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